[Intrusion Letterhead]

April 24, 2006

Via EDGAR Submission and Federal Express

Securities and Exchange Commission
Division of Corporate Finance
Room 4561
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Daniel Lee

Re:          Intrusion, Inc.

Preliminary Schedule 14A

File No. 0-20191

Dear Mr. Lee:

Reference is made to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Preliminary Schedule 14A (the “Preliminary Proxy Statement”) of Intrusion Inc., a Delaware corporation (the “Company”), in the letter dated April 17, 2006 (the “Comment Letter”), addressed to G. Ward Paxton, Chairman, President and Chief Executive Officer of the Company.

The Company is writing to respond to the Staff’s comments and to indicate the changes which have been reflected in the Definitive Schedule 14A (“Definitive Proxy Statement”). Eight clean copies and eight marked copies of the Definitive Schedule 14A are enclosed for your reference. An additional marked copy of the Definitive Proxy Statement has also been annotated to identify which Staff comment is being addressed by a particular revision. The italicized paragraphs below are taken from the Comment Letter, and the Company’s response to each such comment follows in plain text.

Preliminary Proxy Statement on Schedule 14A

Proposal Two

1.                                       Please provide a table illustrating the potential number of shares of common stock issuable upon an applicable redemption event over a range of reasonable price scenarios. The table should also indicate how such redemption conversions would affect the current number of shares outstanding on a percentage basis. We note that the floor of $.87 per share in the redemption conversion formula appears to set a maximum number of shares issuable upon an applicable redemption event. Accordingly, please disclose such maximum number of shares the issuance of which you are seeking approval for in the beginning of your proxy statement and throughout, as appropriate, as well as its affect the current number of shares outstanding on a percentage basis.

The Company has complied with the Staff’s comment by including the requested chart on page 14 of the Definitive Proxy Statement. Because the exact number of shares of common stock issuable upon redemption will vary depending on the amount of accrued dividends, the Company cannot determine an exact number of shares for approval. Further, unlike the conversion provision of the Series 3 5% Preferred Stock which are on a one-for-one basis, the redemption provisions are triggered by certain defaults by the Company listed on page 13 of the Definitive Proxy Statement which are relatively unlikely to occur. Therefore, providing a specific number of shares for stockholder approval is not possible and will not provide stockholders with meaningful additional disclosure. However, the Company has revised the description of Proposal Two in the notice to stockholders and on pages 2 and 10 of the Definitive Proxy Statement to clarify that stockholders are approving a sufficient number of shares to fully satisfy the conversion and redemption of the Series 3 5% Preferred Stock and the exercise of the Private Placement Warrants. In addition, the Company has included a reference on page 17 of the Definitive Proxy Statement to the 2,121,497 shares of Common Stock which were issuable as of the December 2, 2005 closing of the private placement, calculated as the 1,839,191 shares issuable at the $0.87 floor price and the 282,306 shares issuable upon the exercise of the Private Placement Warrants.

2.                                       Please clarify your disclosure on page 17 to explain why only 468,735 shares of Series 3 5% preferred stock is redeemable for shares of common stock. We note that it does not appear that such number is merely less Messrs. G. Ward Paxton and James F. Gero’s 82,569 shares of Series 3 5% preferred stock.

The Company has revised this disclosure consistent with its response to comment #1 of the Comment Letter. Please note, however, that the correct amount of the number previously shown on page 17 of the Preliminary Proxy should have been 468,376. This amount represented the difference between the number of shares of Series 3 5% Preferred Stock originally issued (564,607) and the amount holders have elected to convert as of the April 20, 2006 record date (95,871) and is the same as the amount set forth on page 1 of the Definitive Proxy Statement for the number of shares of Series 3 5% Preferred Stock outstanding on the record date. The Company has inserted additional information regarding the number of shares converted as of the record date on pages 10 and 12 of the Definitive Proxy Statement.

The Company hereby acknowledges that:

(1)                                  the Company is responsible for the adequacy and accuracy of the disclosure in the Preliminary Proxy Statement and Definitive Proxy Statement;

(2)                                  the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Preliminary Proxy Statement or Definitive Proxy Statement; and

(3)                                  the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes it has complied with the Staff’s comments as requested. Except for information that has been included in the Company’s filings with the Commission, the information set forth herein is confidential and is furnished to the Staff, on a supplemental and confidential basis, solely to assist the Staff in its review of the Preliminary Proxy Statement. Accordingly, the Company requests that neither this letter nor any of its contents be disclosed to any other person or entity, except to the extent accessed by the Division of Enforcement.

Please call me at (972) 301-3658, or Akash D. Sethi of Patton Boggs LLP, the Company’s outside securities counsel, at (214) 758-3543, with any comments or questions that you may have with respect to the enclosed filing, or if we may be of any further assistance.

Sincerely,

INTRUSION INC.

By:	/s/ Michael Paxton
Michael Paxton
Chief Financial Officer

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Enclosure

cc:                     Akash D. Sethi, Patton Boggs LLP